FOIA Confidential Treatment Requested by Orbital Sciences Corporation
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March 16, 2012

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549

Re:	Orbital Sciences Corporation Form 10-K for the fiscal year ended December 31, 2010 Filed February 28, 2011 Form 10-Q for the quarter ended September 30, 2011 Filed October 27, 2011 File No. 1-14279
Dear Mr. Spirgel:

This letter responds to comments and a request for additional information during a telephone conference call on February 17, 2012 between the staff of the Division of Corporation Finance (the Staff) of the U.S. Securities and Exchange Commission (the Commission) and Orbital Sciences Corporation (herein referred to as we, Orbital or the Company).

During our telephone conversation, the Staff commented on the Company’s inclusion of estimated launch and delivery success milestones in total estimated contract value used to recognize revenues under the percentage-of-completion method pertaining to the Company’s Commercial Resupply Services (CRS) contract.  This letter provides the Company’s basis for its accounting treatment with respect to the CRS launch and delivery success milestones.

Background

In February 2008, Orbital entered into the Commercial Orbital Transportation Services (COTS) Space Act Agreement with the National Aeronautics and Space Administration (NASA).  Under this agreement, Orbital is developing a space transportation system to deliver cargo to the International Space Station (ISS).  Subsequently, in December 2008, NASA awarded the CRS contract to Orbital to deliver cargo to the ISS.

COTS Agreement

The COTS agreement is a joint research and development and risk mitigation project with NASA to develop U.S. capability to transport cargo to and from the ISS.  The delivery system consists of the Company’s Cygnus advanced maneuvering spacecraft and a pressurized cargo module that

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will be launched on the Company’s Antares rocket.  The COTS program incorporates adaptations of existing technologies to a new scale and application rather than development of new or speculative technology.  Nevertheless, the development involves a significant amount of engineering effort to design and test these products to reduce the risks associated with the execution of the CRS contract.

The COTS program is substantially complete.  Through December 31, 2011, the Company had completed COTS milestones totaling $267 million, or 93%, of the total $288 million that NASA has agreed to pay to the Company.  The COTS program is scheduled to culminate in two significant missions in 2012.  The first mission is the test launch of an Antares rocket, currently scheduled for mid-2012.  The second mission is a full-scale demonstration launch of an Antares rocket along with a Cygnus spacecraft and cargo module that will dock with the ISS and deliver cargo currently scheduled for the second half of 2012.  One of the primary objectives of the COTS program is to substantially reduce the risk of potential failure of the Antares rocket or the Cygnus spacecraft and cargo module system and to significantly increase the probability of successful completion of the CRS cargo delivery missions (discussed below).

CRS Contract

Orbital was awarded the CRS indefinite delivery / indefinite quantity / firm-fixed price contract in December 2008 with a total potential contract value of $3.1 billion.  Under the CRS contract, Orbital will provide end-to-end services for the transportation of cargo to the ISS and disposing of cargo from the ISS.  Task orders are issued under this contract.  Soon after the award of the CRS contract, Orbital received its first Task Order under this contract (Task Order 1) to deliver a minimum of 20,000 kg of cargo to the ISS over a series of eight missions.  To date, NASA has authorized the Company to proceed with the first four CRS missions.  The total firm contract value is approximately $1.9 billion as of December 31, 2011.  The first CRS mission will not be conducted until the test and demonstration missions have been completed under the COTS program.  The first CRS mission is expected to occur late in 2012.  Two CRS missions are expected to be completed in 2013.  The remaining five CRS missions are scheduled to be completed in 2014 through 2016.

CRS Contract Milestones

For each of the eight CRS missions under Task Order 1, the Company is entitled to bill NASA upon the completion of each of ten milestones, eight of which are tied to production and testing activities, status reports and reviews and the progress of work on each mission.  The final two billing milestones are based upon the achievement of launch and cargo delivery success criteria described below.

Launch Milestones

The Launch Milestones account for [***] of contract value.  The accomplishment criteria for achieving the Launch Milestone for each mission include [***]. Orbital currently has assumed that the likelihood of achieving the Launch Milestones is [***].

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Delivery Milestones

The Delivery Milestones account for [***] of contract value.  The accomplishment criteria for achieving the Delivery Milestone for each mission include [***].  For each mission, the NASA contracting officer determines the percentage of the Delivery Milestone for that mission earned by the Company based upon an assessment of the achievement of the corresponding criteria.  Orbital may earn all or part of each Delivery Milestone.  For the reasons discussed below, Orbital currently has assumed that the Company will earn [***] of the contract value attributable to the Delivery Milestones.

GAAP for Contract Milestones

The CRS contract is within the scope of Accounting Standards Codification (ASC) 605-35 (formerly known as SOP 81-1) because it is a contract to “design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specifications or to provide services related to the performance of such contracts” (ASC 605-35-15-3)(c).  Orbital’s revenue recognition policy, including the recognition of contract milestones incentives and award fees, follows the guidance in ASC Section 605-35-25 and the AICPA Audit and Accounting Guide for Federal Government Contractors (the AICPA Guide).  We refer to both ASC 605-35 and the AICPA Guide as GAAP.  The Company uses the percentage-of-completion method to account for the CRS contract and the Company uses the cost-to-cost method to measure the extent of progress toward completion.

ASC 605-35-25 (emphasis added)

25-15  Estimating the revenue on a contract is an involved process, which is affected by a variety of uncertainties that depend on the outcome of a series of future events.  The estimates must be periodically revised throughout the life of the contract as events occur and as uncertainties are resolved.  The major factors that must be considered in determining total estimated revenue include all of the following: the basic contract price, contract options, change orders, claims, and contract provisions for penalties and incentive payments, including award fees and performance incentives.  All those factors and other special contract provisions must be evaluated throughout the life of a contract in estimating total contract revenue to recognized revenues in the period in which they are earned under the percentage-of-completion method of accounting.

25-16  …the determination of total estimated revenues requires careful consideration and the exercise of judgment in assessing the probabilities of future outcomes.

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AICPA Guide (emphasis added)

Contract Incentives

3.27  Government contracts may contain certain incentives and award fees that provide for increasing (upward adjustment) or decreasing (downward adjustment) the fee for cost-reimbursement contracts or the target profit for fixed-price-type contracts.  These provisions for incentives and award fees are generally based on (a) the relationship of actual contract costs to an agreed-upon target cost or (b) some measure of contract performance (for example, speed, distance, or accuracy) in relation to agreed-upon performance targets.  Consequently, the contractor's profit allowance is adjusted upward (increased) when actual costs are less than agreed-upon cost targets.  Similarly, the profit allowance is adjusted upward (increased) when actual performance (in terms of speed, distance, accuracy, and so forth) exceeds agreed-upon performance targets.  Conversely, the contractor's profit allowance is adjusted downward (decreased) when actual results (in terms of either cost or performance targets) do not meet the established cost or performance targets.

3.28   A basis frequently exists for the reasonable prediction of performance in relation to established targets. In those circumstances, the effect of the upward or downward incentive adjustment should be recorded in a manner consistent with the accounting method used for the contract.  Situations when performance may not be reasonably predictable may involve either a single opportunity to accomplish a test or a demonstration in accordance with established performance criteria or award fees that may be both determined solely by the government and subject to retroactive adjustment after evaluation of the contractor's performance.

3.29   The recognition of revenue on contracts containing provisions for incentives and award fees should be in conformity with SOP 81-1.  Paragraph 23 of the SOP concludes that "the use of the percentage-of-completion method depends on the ability [of the contractor] to make reasonably dependable estimates."  Furthermore, as noted in paragraph 3.03 of this Guide, all components of contract revenue-including basic contract price, contract option, change orders, claims, and incentive payments, such as award fees and performance incentives-should be considered in determining total estimated revenue.  Thus, contractors must be able to make reasonably dependable estimates of incentives or award fees to consider them in determining total estimated contract revenue.  However, the mere existence of provisions for incentives or award fees should not be considered presumptive evidence that such incentives or award fees are to be included automatically in determining total estimated revenue.  In some instances, the contractor may not be able to reliably predict whether performance targets will be met and, consequently, will be unable to reasonably estimate the amount to be received under the incentive or award-fee provisions. In such cases, revenues related to the performance incentives or award fees should be excluded from the determination of total estimated revenue.

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3.30   In the case of cost incentives, an assessment of whether actual costs will meet targeted cost objectives is based on the contractor's ability to make reasonably dependable estimates of costs to complete, which, as noted in paragraph 3.29, is one of the factors to be considered for using the percentage-of-completion method.  In the case of performance incentives, assessing whether actual performance will produce results that meet targeted performance objectives may require substantial qualitative judgment and experience with the types of activities covered by the contract. However, these estimations of expected performance vis-à-vis targeted performance are not unlike the processes used to estimate percentage-of-completion and, therefore, are consistent with the concept of accounting for contracts under the percentage-of-completion method prescribed in SOP 81-1.

Orbital’s Revenue Recognition Policy

The Company’s revenue recognition policy is to include mission success milestones and incentive and award fees in estimated contract revenue when we are able to make reasonable predictions about whether the performance targets will be achieved and when we are able to make dependable estimates of such amounts based upon our historical experience with similar types of activities and other objective criteria.  We include the estimated amount of mission success milestones and incentive and award fees in estimated contract revenue at the inception of each contract, with reassessments made each quarter throughout the period of contract performance.  In the event of a change in total estimated contract revenue, cost or profit, the cumulative effect of such change is recorded in the period the change in estimate occurs.  Our assessments are guided by the historical performance of our products and product families, the reliability record of the technology employed and assessments of technological considerations for each contract.

Basis for Inclusion of Estimated Launch and Delivery Milestones in CRS Contract Value

GAAP indicates that the estimation of contract incentives "may require substantial qualitative judgment and experience with the types of activities covered by the contract."  GAAP does not require experience with the exact activity, rather, the type of activity.  The Company has significant, relevant experience with the type of activities being conducted under the CRS contract.  The technology employed in the execution of the CRS contract is based on the technologies that have been successfully employed for many years on the Company’s spacecraft and launch vehicle products.  Further, the Company believes that it is able to make reasonable predictions about whether the Launch and Delivery Milestones will be achieved;  additionally, the Company believes that it is able to make dependable estimates of such amounts based upon the Company’s historical experience with similar types of activities and other objective criteria.  These factors are discussed in more detail below.

Antares Space Launch Vehicle Heritage and Predicted Reliability

Antares is a two-stage rocket (with optional third stage) that provides low-Earth orbit launch capability for payloads weighing up to 6,000 kg.  The Antares rocket utilizes Orbital's proven avionics system and many well-established design approaches, engineering standards, production and test processes common to Orbital’s family of highly successful launch vehicles.  The Antares

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launch vehicle uses flight hardware and software components for flight structures, guidance and control, avionics, and ordnance/separation systems that are like the Minotaur and Orbital Boost Vehicle (OBV).  Major subsystems provided by third parties, such as the second stage motor, the first stage engines, and the first stage airframe and tanks are based upon similar components used in other launch vehicles with extensive performance track records. These proven launch technologies, along with hardware from the world’s leading rocket component and subsystem suppliers, combine to provide cost-effective access to a variety of orbits for civil, commercial and military medium-class payloads.

Antares is designed and manufactured using the Company’s high standards of design, production, testing and operations developed, employed and refined over the 30-year history of the Company.  Furthermore, Orbital’s launch vehicles have achieved an overall 93% success rate in 82 launches conducted during the past 22 years (see Supplemental Document 1).  Moreover, Antares has greater commonality with the Minotaur and OBV launch vehicles which have been 100% successful in 33 missions over the last 12 years; accordingly, the Company gives greater weight to that experience in assessing the predicted reliability of the Antares vehicle.

The Company has taken various steps to mitigate the risk of an Antares launch failure on a CRS mission.  First, having two flight missions (the COTS test and demonstration missions discussed above) before the first CRS mission is a major risk reduction element.  Historically, launch reliability is improved from the first to second launch of a new configuration and maximum flight reliability is achieved by the third flight.  Notably, 100% of the first five launches of each newly configured Orbital launch vehicle product were successful (see Supplemental Document 1).  In addition, the Company has worked with NASA and independent review teams to ensure that critical components are thoroughly tested and understood, and an independent review team conducts final design review and participates in flight readiness reviews prior to each launch.

Supplemental Document 2 describes in further detail the Company’s basis for its assessment that the Antares rocket launches will be successful.

Cygnus Advanced Maneuvering Spacecraft Heritage and Predicted Reliability

The Cygnus system is a low-risk design incorporating elements drawn from Orbital’s and its subcontractors’ and suppliers’ existing, flight-proven spacecraft technologies.  The design production, testing, operation and reliability of the Cygnus spacecraft are similar to, or enhanced from, previous Company-built communications and scientific satellites in all critical systems and technology.  The Cygnus service module will operate in a manner similar to other Orbital satellites that are designed to maneuver the satellite’s payload to a particular location in space.  The key role of the Cygnus service module is to ferry the attached cargo module to and from the ISS after having been launched into space by the Antares rocket.  The Cygnus service module incorporates avionics systems from Orbital’s flight-proven LEOStar and GEOStar satellite product lines plus propulsion and power systems from our GEOStar communications satellites.  The Company has manufactured and deployed 38 LEOStar-3 and GEOStar-2 spacecraft, with a 100% success record, from 1982 to date (see Supplemental Document 1).

FOIA Confidential Treatment Requested by Orbital Sciences Corporation
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The Cygnus pressurized cargo module, which carries cargo to the ISS, is designed, built and tested by Thales Alenia Space, the same company that has built numerous nodes or modules that have transported materials to the ISS multiple times over the last 10 years.

Once the Cygnus spacecraft and cargo module are within close proximity to the ISS, the system will be grappled by the robotic arm of the ISS.  The ISS will then have control over the maneuvering and berthing of the system with the ISS.  The ISS has successfully completed similar berthing procedures with Japan’s H-II Transfer Vehicle, a cargo delivery system similar to Orbital’s Cygnus system that successfully delivered cargo to the ISS in 2009 and 2011.  The technology necessary to approach, rendezvous and berth at ISS employed by the Company in the Cygnus spacecraft and cargo module is being provided by suppliers who have provided similar components and technologies for such operations performed by other cargo transporters, including the Space Shuttle and Japan’s H-II Transfer Vehicle.

Furthermore, because activities associated with the Delivery Milestone will involve the lives of the astronauts who are stationed on the ISS, NASA requires the highest level of rigorous design and testing intended to ensure that the mission will be successful.  Multiple joint tests and simulations with NASA’s Mission Control Center (which monitors and controls the ISS) will be completed prior to the first COTS demonstration mission, with additional simulations prior to each CRS mission.

Supplemental Document 3 describes in further detail the Company’s basis for its assessment regarding the successful operation of the Cygnus spacecraft and related cargo module.

Other Considerations

In Orbital’s judgment, it is significant that the first CRS mission will not be conducted until the test and demonstration missions have been completed under the COTS program.  The Company and NASA will have had the opportunity to analyze data received from two launches and one Cygnus spacecraft deployment to ensure that technical issues are thoroughly investigated and resolved prior to the launch of any CRS mission.  The test and demonstration missions significantly reduce possible risk associated with the CRS missions and further increase the Company’s confidence regarding its ability to achieve the Launch and Delivery Milestones.

Orbital’s judgment regarding the likelihood of achieving the Launch and Delivery Milestones also is based on the fact that NASA authorized the Company to proceed with the first four CRS missions well before completion of the research and development program.  Human spaceflight and the mission to transport cargo to the ISS is a high priority for NASA.  The Company believes NASA would not have authorized four missions if it did not have confidence in the ultimate success of the CRS missions.

Contract Value Estimate

Based on the foregoing, Orbital believes it is reasonable to include [***] of all Launch Milestones in estimated contract value. With respect to the Delivery Milestones, however, the Company believes there is a degree of subjectivity associated with assessment of certain of the

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success criteria and it is possible that achievement of the Delivery Milestone criteria could be assessed at [***].  Accordingly, management has included [***] of the Delivery Milestones in estimated total CRS contract revenues in accounting for this contract under the percentage-of-completion method.  The [***] factor applied to the Delivery Milestones is based upon the combined historical success rates of 93% for the space launch vehicles and 100% for the satellite programs cited above.  These assumptions are reviewed quarterly and will become better informed as progress on the contract continues.

As of December 31, 2011, the CRS contract was approximately 33% complete and from contract inception through December 31, 2011, the Company has recognized $628 million of revenue, $597 million of cost and $31 million of profit on the CRS contract.

Termination for Convenience

NASA reserves the right to terminate the contract, or any part thereof, for its sole convenience.  In the event of a termination for convenience, Orbital would be paid a percentage of the contract price reflecting the percentage of the work performed prior to the notice of termination, plus reasonable charges that Orbital can demonstrate to the satisfaction of NASA resulted from the termination.  Orbital would not be required to comply with the cost accounting standards or contract cost principles for this purpose.  In the event of a termination for convenience, the Company would be paid for all costs incurred through the termination date plus a reasonable profit.

Further Accounting Guidance

The Company considered the guidance in paragraph 3.28 of the AICPA Guide which indicates that a single opportunity to accomplish a test or a demonstration in accordance with established performance criteria or award fees may represent a situation where the contractor is not able to reasonably predict the outcome or estimate the incentive before the relevant event has occurred.  The Company also considered the accounting treatment that aerospace and defense companies employ from time to time, to defer recognition of contract incentives that are based solely on a single significant event until the event has occurred.  The facts pertaining to such contracts are distinguishable from the facts and circumstances associated with Orbital’s CRS contract as explained below.

Paragraph 1.17 of the AICPA Guide identifies contract types and differentiates research and development contracts from contracts for items to be delivered or services to be performed.   The AICPA Guide further states that “the specific contract type is defined by the pricing arrangement selected.  Selecting the appropriate pricing arrangement is a critical step in the government procurement process because the contract type determines the amount of risk each individual party is willing to accept.  It is important to recognize that the federal procurement system is based on the premise that the greater the risk assumed by the contractor, the greater the earnings potential.”

Based upon the Company’s experience and its understanding of aerospace and defense industry practices, research and development activities are normally performed under cost-reimbursable

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contracts rather than fixed-price contracts because of uncertainties with regard to the costs to execute the contract and risks regarding ultimate performance.  In contrast, the CRS contract is a fixed-price production contract under which the Company is using proven technologies rather than risky leading-edge technologies to perform the contract.  Paragraph 1.21 of the AICPA Guide states that fixed-price contracts are used primarily when “(a) the scope of work is known with relative certainty and (b) a fair and reasonable price can be established based either on adequate price competition or on a reasonable price comparison with prior purchases or available cost or pricing data that permits realistic estimates of the probable costs of performance.”  Under the CRS contract, the Company’s performance is being funded through the use of milestone billings.  The Company would not have entered into fixed-price contract terms for the CRS contract if it had considered the achievement of the milestones, including the launch and delivery milestones, to be high risk.  In addition, the Company believes that upon entering into this contract that NASA also assessed the risk of performance under this contract to be at a normal and acceptable level.  If NASA or the Company had assessed that the CRS mission objectives were experimental or highly risky, the parties would have entered into a cost-reimbursable type contract that would provide for greater flexibility and control rather than committing to a nearly $2 billion fixed-price contract.

The Company believes that the deferral of recognition of an incentive until the event has occurred is required only when the outcome of such event cannot be reasonably predicted and the amount of the related incentive reasonably estimated.  Certain aerospace and defense contractors engage in cost-reimbursable contracts that entail products or services that are highly risky or involve significant new technology, the outcome of which may not be reasonably estimated or predicted.   These contracts are typically cost-reimbursement type contracts due to the uncertainties regarding the costs to be incurred and unpredictability of the outcome of mission objectives, where only a portion of profit is subject to mission success incentives.  Under such circumstances, it may be appropriate to defer recognition of incentives that are based upon a single significant event that cannot be reliably predicted or estimated.  The facts relevant to Orbital’s CRS contract are materially different.  As discussed above, the CRS contract is a fixed-price production contract using proven technology and systems that have a long history of successful performance and the Company has a reasonable basis to make dependable estimates pertaining to the CRS contract launch and delivery milestones.  Furthermore, the major risks and uncertainties associated with the Antares rocket and Cygnus spacecraft and cargo delivery system are born by the COTS development program, not the CRS production contract.

Conclusion

GAAP indicates that the estimation of contract incentives "may require substantial qualitative judgment and experience with the types of activities covered by the contract."  The Company has significant, relevant experience with the type of activities being conducted under the CRS contract.  Orbital has successfully executed spacecraft and space launch vehicle contracts for 30 years and the Company believes that its rocket launches and spacecraft deployments have historically demonstrated a basis to reasonably predict performance.

The Company’s accounting treatment with respect to the CRS contract Launch Milestones and Delivery Milestones is based on the Company’s historical experience and other objective criteria

FOIA Confidential Treatment Requested by Orbital Sciences Corporation
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including:  (i) the technology employed in the execution of the CRS contract is based on the technologies that have been successfully employed for many years on the Company’s spacecraft and launch vehicle products (ii) the Company's reliability record of 93% for related space launch vehicles and 100% for related satellites, (iii) a technical assessment of the status of the COTS and CRS programs, including the achievement of numerous milestones under these programs and (iv) the risk reduction test and demonstration missions that are being conducted under the COTS program before any CRS mission occurs.  Accordingly, the Company believes it can make reasonably dependable estimates of the amount of CRS contract Launch Milestones and Delivery Milestones that will be earned and, therefore, included in total estimated CRS contract revenues, in accordance with paragraphs 3.27-3.30 of the AICPA Guide cited above.

We believe that it is appropriate to include [***] of the Launch Milestones and [***] of the Delivery Milestones in estimated CRS contract revenues.

If you have any questions or further comments, please contact the undersigned at (703) 406-5676, or Hollis Thompson, Senior Vice President and Controller, at (703) 406-5429.

Sincerely,

/s/ Garrett E. Pierce

Garrett E. Pierce
Vice Chairman and Chief Financial Officer

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